NEWS RELEASE 07-40	Sept. 11, 2007

Halilaga Project Returns One of the Highest Grade Copper-Gold Intercepts To Date

Fronteer Development Group Inc. ("Fronteer") (FRG – TSX/AMEX) announced today that a new drill hole at its Halilaga porphyry project in northwestern Turkey has returned one of the highest grade intervals of copper-gold mineralization to date, intersecting an important secondary copper enrichment zone.

Drill hole HD-14 intersected a thick zone of mineralization starting at surface that returned 0.47% copper and 0.42 grams per tonne gold over 278.20 metres, including:

  0.58% copper and 0.51 grams per tonne gold over 211.25 metres starting at surface.
  A gold-rich zone starting at surface that returned 1.49 grams per tonne gold over 14.3 metres.
  A zone of secondary copper enrichment that returned 2.42% copper and 0.96 grams per tonne gold over 24.8 metres starting at a depth of 14.3 metres.

HD-14 was a 50-metre step-out hole drilled between HD-01 and HD-02, which recently returned 0.53% copper and 0.50 grams per tonne gold over 298.2 metres, and 0.35% copper and 0.40 grams per tonne gold over 292.8 metres, respectively.

“Halilaga has many of the hallmarks of a world-class porphyry deposit in terms of size, grade and continuity,” says Mark O’Dea, Fronteer President and CEO. “Copper enrichment zones, like the one we see at Halilaga, are important economic components of successful copper-gold mines.”

For a map showing the distribution of drill holes at Halilaga, please use the following link: www.fronteergroup.com/i/IR/HalilagaHD14.jpg

This new porphyry deposit is now defined by 11 widely spaced drill holes, all of which have intersected broad zones of copper-gold mineralization. These holes have tested an area measuring at least 1,000 metres in length and up to 400 metres in width, with mineralized intervals, on average, of greater than 200 metres in thickness.

Halilaga is located along the same mineral belt as Agi Dagi and Kirazli, two anchor assets in Fronteer’s gold portfolio in northwestern Turkey. Together, these projects form an emerging gold and copper district that Fronteer is playing a leadership role in building.

Detailed results for HD-14 and the entire project are as follows:

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Cu %
HRC-02	0.00	145.50	145.50	0.36	0.34
Including	0.00	78.00	78.00	0.48	0.47
Including	4.50	25.50	21.00	0.69	0.92
HRC-03	0.00	100.50	100.50	0.20	0.20
Including	9.00	16.50	7.50	0.51	0.75
HD-01	0.00	298.20	298.20	0.50	0.53
Including	0.00	105.40	105.40	1.03	1.03
Including	0.00	23.85	23.85	0.83	0.06
Including	23.85	49.60	25.75	0.93	2.14

HD-02	0.00	292.80	292.80	0.40	0.35
Including	15.00	91.40	76.40	0.59	0.63
Including	15.00	32.00	17.00	0.73	1.04
Including	81.30	91.40	10.10	1.35	1.18
HD-03	0.00	242.90	242.90	0.14	0.16
Including	101.80	109.70	7.90	0.46	0.24
HD-04	0.00	320.40	320.40	0.40	0.48
Including	0.00	22.30	22.30	0.52	0.04
Including	22.30	84.80	62.50	0.91	1.34
HD-05	No significant intersections
HD-06	0.00	279.10	279.10	0.13	0.13
HD-7A	61.30	302.50	241.20	0.30	0.22
Including	263.50	273.50	10.00	0.52	0.35
HD-08	167.20	434.50	267.30	0.50	0.26
Including	248.00	381.05	133.05	0.69	0.34
Including	258.30	302.20	43.90	0.91	0.41
HD-13A	97.00	479.95	382.95	0.41	0.34
Including	97.00	240.00	143.00	0.72	0.50
Including	106.60	212.40	105.80	0.87	0.59
Including	106.60	139.00	32.40	1.29	0.78
Including	180.50	209.30	28.80	0.97	0.68
HD-14	0.00	278.20	278.20	0.42	0.47
Including	0.00	211.25	211.25	0.51	0.58
Including	0.00	100.20	100.20	0.66	0.80
Including	0.00	14.30	14.30	1.49	0.06
Including	14.30	39.10	24.80	0.96	2.42
The true width of mineralized zones is estimated to be approximately 90% of those stated.

Teck Cominco Limited’s Turkish subsidiary (“TCAM”) has the property under option from Fronteer and is in the process of earning back an initial 60% interest in the Halilaga project, which is currently owned 100% by Fronteer.

LIQUIDITY

Fronteer is not invested in any short term commercial paper or asset-backed securities. The Company has approximately C$100 million in cash that is fully liquid and held with a large commercial bank.

ABOUT FRONTEER

Fronteer is an exploration and development company with a track record of making big discoveries. Fronteer has no debt and holds approximately a 46.8% interest in Aurora Energy Resources (TSX – AXU), a leading Canadian uranium company.

For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O’Dea, President and CEO

Glen Edwards, Media Relations

PH) 604-632-4677 or Toll Free 1-877-632-4677

Assay results have been prepared under the guidance of Ian Cunningham-Dunlop, P. Eng, Vice President, Exploration, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. All samples were analyzed by ALS Chemex, North Vancouver, BC. The orientation of mineralized zones is interpreted to be near horizontal and true widths are approximately 90 percent of those stated.

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, future plans for resource estimation and exploration involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and copper, economic and political stability in Turkey, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward- looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.